December 27, 2024

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 263

to the Registration Statement on Form N-1A

SEC File Nos. 811-22680; 333-180308

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed for filing electronically is Post-Effective Amendment No. 263 to the Trust’s Registration Statement on Form N-1A. The purpose of this filing is to register shares of the Westwood LBRTY International Equity ETF, Westwood LBRTY Global Equity ETF and Westwood LBRTY Emerging Markets Equity ETF, each a new series of the Trust.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:	Mr. Todd Heim
Karen Jacoppo-Wood, Esq.
Ms. Natalie Anderson
Nicole M. Crum, Esq.
Rachel Schwartz, Esq.